                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           DA Consulting Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   233027101
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                Fredy Eckstein
                             Purse Holding Limited
                             Altstetterstrasse 126
                            P.O. Box 1705, CH-8048
                              Zurich, Switzerland
                                 41-1-439-6262
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 16, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box.

                        (Continued on following pages)

                             (Page 1 of 18 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
CUSIP NO. 233027101                                   Page 2 of 18 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Purse Holding Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      BRITISH VIRGIN ISLANDS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,000,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,000,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
CUSIP NO. 233027101                                     Page 3 of 18 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Chandaria Charitable Foundation 1982 No.5
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,000,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,000,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
CUSIP NO. 233027101                                    Page 4 of 18 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      R&H Trust Co. (Bermuda) Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      --
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      BERMUDA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,000,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,000,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
CUSIP NO.233037101                                           Page 5 of 18 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      John David Boden
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      --
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,000,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,000,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
CUSIP NO.233027101                                     Page 6 of 18 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Paul Barrington Hubbard
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      --
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          - 0 -
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,000,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          - 0 -
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,000,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      38.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

Item 1.  SECURITY AND ISSUER.

         This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of DA Consulting Group, Inc. (the "Issuer").

         The principal executive offices of the Issuer are located at 5847 San Felipe Road, Suite 3700, Houston Texas 77057.

Item 2.  IDENTITY AND BACKGROUND.

         (a)  Names of Persons Filing:

         This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) Purse Holding Limited ("Purse"), a British Virgin Islands limited company;

               (ii) Chandaria Charitable Foundation 1982 No. 5 ("Foundation"), a charitable foundation registered in Bermuda and the sole shareholder of Purse;

               (iii) R&H Trust Co. (Bermuda) Limited ("Trust"), a licensed trust company organized in Bermuda and the trustee of Foundation;

               (iv) John David Boden ("Boden"), a Bermuda citizen, and the President, a Director and a joint owner of Trust; and

               (v) Paul Barrington Hubbard ("Hubbard"), a Bermuda citizen, and the Vice-President, a Director and a joint owner of Trust, and the settlor of Foundation.

       The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer, if any, of Purse, Foundation and Trust are set forth in Schedules 1, 2 and 3 hereto, respectively.


       (b) Address of the Reporting Persons:

       The address of the principal business and principal office of Purse is Altstetterstrasse 126, P.O. Box 1705, CH-8048, Zurich, Switzerland.

       The address of the principal business and principal office of Foundation, Trust, Boden and Hubbard is Corner House, 20 Parliament Street, Hamilton HM 12, Bermuda.

       (c) Businesses of the Reporting Persons:

               (i)  Purse : Investment holding company;

               (ii) Foundation: Charitable foundation for the advancement of education, the protection of health, the advancement of religion, the relief of poverty and such other charitable purposes selected by the trustees;

               (iii)  Trust: Licensed trust company;

               (iv)   Boden: President, a Director and a joint owner of Trust;
                      and

               (v) Hubbard: Vice-President, a Director and a joint owner of Trust.


        (d)  Criminal Proceeding:

        During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, if any, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  Civil Proceeding:

        During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, if any, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f)  Citizenship:

        See (a) above and Schedules 1-3 hereto.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Securities Purchase Agreement, dated August 2, 2000, as amended by Amendment No. 1, dated October 12, 2000, between the Issuer and Purse (the "Securities Purchase Agreement"), on October 16, 2000, Purse consummated the acquisition of 2,000,000 shares (the "Shares") of Common Stock and (i) a warrant to purchase 2,000,000 shares of Common Stock, exercisable until October 16, 2003, at the greater of $3.00 per share or 85% of the market price per share of the Common Stock at the time of exercise ("Warrant 1"), and (ii) a warrant to purchase 1,000,000 shares of Common Stock, exercisable for the period of time after January 1, 2002, and until October 16, 2003, at $3.00 per share ("Warrant 2", and collectively with Warrant 1, the "Warrants") . The Issuer credited its $2 million loan, received from Purse on August 3, 2000, toward the $4.8 million purchase price of the Shares and the Warrants. Purse paid the purchase price from internally generated funds.

Item 4. PURPOSES OF TRANSACTION.

        The acquisition of the Shares and Warrants by the Reporting Persons was for investment purposes. The Reporting Persons from time to time may dispose of all or a portion of the

        Shares, Warrants or Common Stock issued upon the exercise of the Warrants described in this Statement, subject to any applicable contractual restrictions.

        The Issuer is prohibited, until April 15, 2001, from privately reselling any shares of its Common Stock, or rights, options or warrants to purchase its Common Stock, without first offering Purse the right to purchase such securities, provided that the aggregate purchase price of securities which Purse will have the right to purchase will not exceed $5 million. Further, for so long as Purse owns at least 25% of the Common Stock, Purse will be entitled to designate one director on the Issuer's board of directors. The Warrants are subject to anti-dilution provisions.

        Except as set forth in the previous paragraph, the Reporting Persons do not have any plan or proposal that relates to or would result in:

        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present Board of Directors or management of the Issuer;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)  any action similar to any of those enumerated in (a)-(i) above.

       The foregoing response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as Exhibit 2 and 3 hereto, and the Warrants, which are filed as Exhibit 4 and 5 hereto, and the foregoing agreements are incorporated herein by reference.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As at the date hereof, the Reporting Persons beneficially own in the aggregate, 4,000,000 shares of Common Stock, representing 38.4% the Issuer's Common Stock, including 2,000,000 shares of Common Stock that may be acquired upon the exercise of Warrant 1.

                  The foregoing percentage is based upon 6,418,604 shares of Common Stock issued and outstanding as of July 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

                  None of the persons listed on Schedules 1-3, other than Boden and Hubbard, is or may be deemed to be a beneficial owner of any shares of Common Stock.

                  Foundation, as the sole shareholder of Purse, may be deemed to beneficially own the 2,000,000 shares of Common Stock, and the 2,000,000 shares of Common Stock that Purse may acquire upon the exercise of Warrant 1. Foundation disclaims beneficial ownership of such Common Stock.

                  Trust, as the Trustee of Foundation, may be deemed to beneficially own the 2,000,000 shares of Common Stock, and the 2,000,000 shares of Common Stock that Purse may acquire upon the exercise of Warrant 1. Trust disclaims beneficial ownership of such Common Stock.

                  Boden, as the joint owner of Trust, may be deemed to beneficially own the 2,000,000 shares of Common Stock, and the 2,000,000 shares of Common Stock that Purse may acquire upon the exercise of Warrant 1. Boden disclaims beneficial ownership of such Common Stock.

                  Hubbard, as the joint owner of Trust, may be deemed to beneficially own the 2,000,000 shares of Common Stock, and the 2,000,000 shares of Common Stock that Purse may acquire upon the exercise of Warrant 1. Hubbard disclaims beneficial ownership of such Common Stock.

          (b) None of the Reporting Persons, nor any of the persons listed on Schedules 1-3 hereto, has the sole power to vote or to direct the vote of or to dispose or direct the disposition of any shares of Common Stock in (a) above. The Reporting Persons have the shared power to vote or to direct the vote of or to dispose or direct the disposition of an aggregate of 4,000,000 shares of Common Stock.

          (c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1-3 hereto, has effected any transactions in the securities of the Issuer during the past 60 days.

          (d)     Not applicable.

          (e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit No.
          -----------

          Exhibit 1. Joint Filing Agreement, dated March 15, 2001, among the Reporting Persons.

          Exhibit 2. Securities Purchase Agreement, dated August 2, 2000, by and between the Issuer and Purse; incorporated by reference to Annex I to the Issuer's Definitive Proxy Statement filed September 11, 2000.

          Exhibit 3. Amendment No. 1 to the Securities Purchase Agreement, dated October 12, 2000, by and between the Issuer and Purse.

          Exhibit 4. Warrant to Subscribe for 2,000,000 Shares of Issuer Common Stock issued to the Purse, dated October 16, 2000; incorporated by reference to Exhibit B to the Issuer's Definitive Proxy Statement filed September 11, 2000.

          Exhibit 5. Warrant to Subscribe for 1,000,000 Shares of Issuer Common Stock issued to the Purse, dated October 16, 2000; incorporated by reference to Exhibit C to the Issuer's Definitive Proxy Statement filed September 11, 2000.

                                  SCHEDULE 1

                             Purse Holding Limited
                             ---------------------



Set forth below are the names and positions of the officers of Purse Holding Limited ("Purse"). The business address of each such person is Altstetterstrasse 126, P.O. Box 1705, CH-8048, Zurich, Switzerland. Purse has no directors.


Name                          Position with Purse         Citizenship


Alfred Eckstein               President                   Switzerland

Verena Rohrer                 Secretary                   Switzerland


                                  SCHEDULE 2


                  Chandaria Charitable Foundation 1982 No. 5
                  ------------------------------------------



Set forth below are the names and and positions of the trustee and settlor of Chandaria Charitable Foundation 1982 No. 5 (the "Foundation"). The business address of each such person is Corner House, 20 Parliament Street, Hamilton HM 12, Bermuda.


Name                         Position with Foundation       Citizenship or
                                                            Place of
                                                            Organization

R&H Trust Co. (Bermuda)      Trustee                        Bermuda
Limited

Paul Barrington Hubbard      Settlor                        Bermuda

                                  SCHEDULE 3


                        R&H Trust Co. (Bermuda) Limited
                        -------------------------------



Set forth below are the names and positions of the officers and directors of R&H Trust Co. (Bermuda) Limited ("Trust"). The business address of each such person is Corner House, 20 Parliament Street, Hamilton HM12, Bermuda.



Name                                     Position with Trust              Citizenship


John David Boden                          Director, President               Bermuda

Paul Barrington Hubbard                   Director, Vice President          Bermuda

David G.A. Mutch                          Director                          Bermuda

William A. Jack                           Director                          Bermuda

Mark W. Smith                             Director                          New Zealand

Roger J. Tirrerton                        Director                          Bermuda

John N. Johnston                          Director                          Bermuda

James R. Leitch                           Director, Asst. Secretary         U.K.

James A. F. Watlington                    Director, Secretary               Bermuda